Exhibit 99.1

Pembina Pipeline Corporation Files 2015 Year-End Disclosure Documents

CALGARY, Feb. 29, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has filed its audited Consolidated Financial Statements for the year ended December 31, 2015 as well as related Management's Discussion and Analysis, with Canadian securities regulatory authorities. Pembina has also filed its Form 40-F for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission. Investors and other stakeholders can obtain these documents via www.sedar.com, www.sec.gov (for the Form 40-F), www.pembina.com under Investor Centre, or they may request a printed copy free of charge by contacting Investor Relations at investor-relations@pembina.com or 1-855-880-7404.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:16e 29-FEB-16